Schering AG and Organon to continue research in male fertility control separately
Berlin, Germany / Oss, The Netherlands, September 19, 2006 - Schering AG, Germany (FSE: SCH; NYSE: SHR) and Organon announced today that they will continue research in male fertility control separately. Their research collaboration will therefore conclude at the end of the phase II clinical trial.
"For both Organon and Schering, as well as our clinical and scientific colleagues worldwide, this has been a long and demanding research program. However, we accept the challenge of developing what we have learned so far into a convenient contraceptive method for men. Male fertility control remains an important research area for Schering," said Phil Smits, M.D., Head of Gynecology&Andrology at Schering AG.
Commenting on the collaboration, David Nicholson, Executive Vice President, Global Research and Development, Organon, said: "The phase II trial was important as it showed that a progestogen combined with testosterone can work as a male contraceptive. Our next step is to find a way to make it easy to use and acceptable to the population."
Both companies described the collaboration as constructive, but came to the conclusion that the administration route investigated in the trial, which combined an annual implant with three-monthly injections, would unlikely result in a product that would be acceptable for widespread everyday use. Both companies remain committed to research in male contraception and will build on the knowledge gained from the collaboration to seek improvements in how such a contraceptive can be better administered.
The collaboration started in November 2002. The phase II trial which started in January 2004, was designed to test the reliability and acceptability of two hormones in combination which were known to have a suppressive effect on sperm production.
The trial medication and modes of administration were based on results from earlier studies showing that sperm production could be suppressed to contraceptive levels by the progestogen etonogestrel given as a subcutaneous implant, which was developed by Organon. While, at the same time, the resulting testosterone deficiency could be minimized with an injection of long-acting testosterone undecanoate, developed by Schering. Data from the trials will be jointly published upon final analysis.


About Schering AG
Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

It is planned that Schering AG will be renamed Bayer Schering Pharma Aktiengesellschaft. A corresponding resolution was passed at the Extraordinary General Meeting of Schering AG on September 13, 2006. Until the name change has been registered in the commercial register, the company will continue to operate under the name Schering AG. According to the resolution of the General Meeting, the Executive Board will not file an application for registration before December 1, 2006.

Find additional information at: www.schering.de/eng


About Organon
Organon - with shared head offices in Roseland, JN, USA and Oss, the Netherlands - creates, manufactures and markets innovative prescription medicines that improve the health and quality of human life. Through a combination of independent growth and business partnerships, Organon strives to remain or become one of the leading biopharmaceutical companies in each of its core therapeutic fields: fertility, gynecology, anesthesia and neuroscience. Research areas also include immunology and oncology. Organon products are sold in over 100 countries, of which more than 60 have an Organon subsidiary. Organon is the human health care business unit of Akzo Nobel.
Find additional information at: www.organon.com

Your contacts at Schering AG:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations:Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de
Pharma Communication: Astrid Kranz, T: +49-30-468 120 57, astrid.kranz@schering.de


Your contacts at Organon :
Monique Mols, Director Media Relations, N.V. Organon, Tel: +31.412.665440,
Fax: +31.412.662568, E-mail: monique.mols@organon.com